SEALSQ Enters Into Exclusive Negotiations to Acquire 100% of IC'ALPS

Geneva, Switzerland – February 27, 2025 – SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a leading developer and provider of Semiconductors, PKI, and Post-Quantum technology hardware and software solutions, today announced that it has entered into exclusive negotiations with the shareholders of IC’ALPS SAS (“IC’ALPS”), an ASIC design and supply specialist based in Grenoble, France, to acquire 100% of the share capital and voting rights of IC’ALPS. These exclusive negotiations result from the execution of a Letter of Intent with IC’ALPS and its shareholders. The acquisition is subject to, amongst other items, the completion of the appropriate due diligence, execution of definitive agreements, and authorization by French regulatory authorities. This proposed strategic acquisition will reinforce SEALSQ’s commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and add approximately 100 highly-skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse.

Strategic Expansion into ASIC and Post-Quantum Technology

In 2024, SEALSQ embarked on a bold initiative aiming to capitalize on its QS7001 quantum-resistant hardware architecture in order to penetrate the ASICs segment: SEALSQ engaged major electronics manufacturers that were seeking to develop custom quantum-resistant secure chips, tailored to meet specific use-case requirements. This expansion into the post-quantum ASIC segment marked a pivotal milestone in SEALSQ’s industrial strategy, unveiling significant business opportunities and revenue streams. IC’ALPS, a trusted design partner of SEALSQ that contributed to the new quantum-resistant platform design, emerged as a natural partner to support this new ASICs strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and meticulous manufacturing. SEALSQ’s acquisition of IC'ALPS would bring together IC'ALPS’ cutting-edge ASIC design expertise and footprint in both medical and automotive segments, along with SEALSQ’s extensive security IP portfolio, sales and supply chain capabilities. This synergy will greatly accelerate development timelines, enhance scalability, and enable SEALSQ to offer high-performance, tailored products designed using the latest and most competitive technologies for any kind of application, thus expanding the reach into new segments. The proposed merger is set to position SEALSQ among the key players in the security ICs industry for both European and global markets.

Lucille Engels, COO of IC’ALPS, stated: “At IC’ALPS, we take pride in our achievements, which are the result of the hard work of our dedicated team over the past seven years in creating state-of-the-art ASICs and SoCs for demanding applications in medical (ultrasounds, implantable devices), automotive, IoT, IA, and security, among others. The merger with SEALSQ presents a significant opportunity for IC’ALPS in the security field, particularly for all connected products, while still meeting the needs of other customers as their trusted ASIC design and supply partner.”

“Joining forces with SEALSQ will accelerate IC’ALPS’ growth while elevating our ASIC development solutions. This strategic move will fuel our innovation pipeline and enable us to deliver even greater value to our customers around the globe. It will also strengthen our position in the EU market as a provider of high-performance integrated circuits. Moreover, it sets the foundation for an extraordinary journey ahead: by combining IC’ALPS’ design expertise with SEALSQ’s capabilities, we’re creating a solid powerhouse in the post-quantum ASIC industry for years to come,” said Jean-Luc Triouleyre, CEO of IC’ALPS.

“The collaboration between IC’ALPS and SEALSQ exemplifies the dynamic and innovative spirit of the French semiconductor ecosystem,” added Jean Pierre Enguent, CTO of SEALSQ. “This proposed acquisition demonstrates how mid-size high-tech companies can combine their strengths to develop next-generation products that rival larger corporations. By combining agility with innovation, we are confident that we will set a new benchmark for excellence in the global semiconductor industry.”

Carlos Moreira, CEO of SEALSQ, also commented on the proposed acquisition, stating: “Our plan to acquire IC’ALPS marks a significant milestone in our mission to drive innovation in secure semiconductor technology. By joining forces, we believe that we will be in a position to lead the market in post-quantum security solutions and quantum ASIC development. It is our firm belief that this move will further strengthen our ability to deliver cutting-edge, secure microchips that will define the future of cybersecurity and digital trust.”

“The consolidation of the French semiconductor ecosystem is essential to maintaining our global competitiveness,” said Bernard Vian, MD of SEALSQ. “By acquiring IC’ALPS, SEALSQ would not only expand its technological capabilities but also strengthen the strategic position of the Company and France in the semiconductor industry. This move would foster innovation, ensure supply chain resilience, and support the development of cutting-edge secure chips that will define the future of cybersecurity.”

About Post-Quantum Microcontrollers

Post-quantum microcontrollers integrate quantum-resistant cryptographic algorithms and enhanced security features to safeguard digital systems against future quantum computing threats. Key developments in this sector include:

•	Research and integration of post-quantum cryptographic algorithms.
•	Enhanced hardware-based security features for resilience against cyber threats.
•	Standardization and adoption across critical industries, including finance, defense, and IoT security.

The ASIC Market: Growth, Applications, and Trends

ASICs (Application-Specific Integrated Circuits) are designed for specialized applications, offering superior performance, lower power consumption, and reduced cost compared to alternative solutions like FPGAs or general-purpose microcontrollers. Key insights into the ASIC market include:

•	Market Growth: The global ASIC market is expected to grow from $21.53 billion in 2024 to $36.80 billion by 2032, with a CAGR of 6.9% (Source: Fortune Business Insights, 2024).
•	Key Applications: Telecommunications, automotive, consumer electronics, industrial automation, and healthcare.
•	Technology Trends: Advances in semiconductor fabrication and packaging are driving the next wave of AI, IoT, and 5G innovation.
•	Security Focus: Rising cybersecurity concerns, especially in IoT and cloud computing, are driving ASIC vendors to integrate robust security features such as encryption and authentication mechanisms.

This proposed acquisition would mark a major step in SEALSQ’s strategic expansion and would further strengthen its leadership in post-quantum security solutions. If completed, the planned acquisition of IC’ALPS will enable SEALSQ to deliver highly specialized, secure ASIC solutions to a rapidly growing market.

About IC’ALPS:

IC’ALPS is your one-stop-shop ASIC partner. Based in France (HQ in Grenoble, two design centers in Grenoble and Toulouse), the company provides customers with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to the management of the entire production supply chain. Its 100+ engineers’ areas of expertise include analog, digital and mixed-signal circuits (sensor/MEMS interfaces, ultra-low power consumption, power management, high-resolution converters, high voltage, signal processing, ARM and RISC-V based multiprocessors architectures, hardware accelerators) on technologies from 0.18 µm down to 3 nm, and from multiple foundries (TSMC, Global Foundries, Tower Semiconductor, X-FAB, STMicroelectronics, etc.). The company is active worldwide in medical, industrial, automotive, IoT, IA, mil-aero, and digital identity & security sectors. IC’ALPS is ISO 9001:2015, ISO 13485:2016, EN 9100:2018, Common Criteria certified, IATF16949-ready, member of TSMC Design Center Alliance (DCA), ams Osram Preferred Partner and X-FAB’s partner network.

More information: www.icalps.com and  https://www.linkedin.com/company/ic-alps

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements that are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the closing of the proposed acquisition of IC’ALPS; the proposed acquisition’s ability to further SEALSQ’s strategic expansion into the ASIC market; the market growth of the ASIC market; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com